LIMITED LIABILITY COMPANY
OPERATING AGREEMENT OF
SORSOAP LLC

This agreement is made effective on the ___11th___ day of ___October___, ___2019___ among the member(s) and the company.

1. Formation. A limited liability company (LLC) of the above name has been formed under the laws of the State of New Jersey by filing Articles of Organization (or similar organizing document) with the Secretary of State (or other appropriate office) on 07/30/2019. The purpose of the business shall be to carry on any activity which is lawful under the jurisdiction in which it operates. The LLC may operate under a fictitious name or names as long as the LLC is in compliance with applicable fictitious name registration laws. The term of the LLC shall be perpetual or until dissolved as provided by law or by vote of the member(s) as provided in this agreement. Upon dissolution the remaining members shall have the power to continue the operation of the LLC as long as necessary and allowable under state law until the winding up of the affairs of the business has been completed.

2. Members. The name and address of each initial limited liability company member is:

DAVID RESTIANO
68 MORSELL DRIVE NORTH
BRICK, NJ 08723

DANIEL STAATS
2204 NORTH ROAD
POINT PLEASANT BORO, NJ 08724

ALFRED COLANTOLI
2207 GLENMERE COURT
WALL TOWNSHIP, NJ 07719

3. Contributions. The capital contribution of each limited liability company member in exchange for their LLC ownership is:

Name	LLC Ownership	Capital Contribution
DAVID RESTIANO	41%	$_____
DANIEL STAATS	34%	$_____
ALFRED COLANTONI	25%	$_____

NOTE: The capital contribution may be in the form of cash (or cash equivalents), labor or services (past or future), or property/equipment/assets other than cash. Regardless of the type of capital contribution, it should be expressed above in a dollar equivalent value that is agreed upon

by all limited liability company members. Additionally, there may be accounting/tax ramifications for individuals contributing capital other than cash.

4. Profit and Loss. The profits and losses of the limited liability company shall be distributed amongst the members in proportion with the ownership of each member by default, but this may be changed at any time upon a unanimous vote of the members.

5. Distributions. The limited liability company shall have the power to make distributions to its members in such amounts and at such intervals as a majority of the members deem appropriate according to law.

6. Management. The limited liability company shall be managed by all LLC members. Any member may bind the LLC in all matters in the ordinary course of LLC business. In the event of a dispute between members, final determination shall be made with a vote by the members, votes being proportioned according to capital contributions.

7. Registered Agent. For receipt of official legal and tax correspondence from the State of New jersey, the registered agent of the limited liability company (sometimes known as a resident agent, statutory agent, agent for service of process, or delivery of service address) shall be maintained in accordance with the requirements of the State of New jersey.

8. Assets. The assets of the limited liability company shall be registered in the legal name of the LLC and not in the names of the individual members, unless approved by a majority vote of the members.

9. Records and Accounting. The limited liability company shall keep an accurate accounting of its affairs using any method of accounting allowed by law. All members shall have a right to inspect the records during normal business hours. The members shall have the power to hire such accountants as they deem necessary or desirable.

10. Banking. The members of the limited liability company shall be authorized to set up bank accounts as in their sole discretion are deemed necessary and are authorized to execute any banking resolutions provided by the institution in which the accounts are being set up, or by adopting their own resolution.

11. Taxes. The limited liability company shall file such tax returns as required by law. The LLC shall elect to be taxed as a majority of the members decide is in their best interests. The "tax matters partner," as required by the Internal Revenue Code, shall be appointed by unanimous consent of the members.

12. Separate Entity. The limited liability company is a legal entity separate from its members. No member shall have any separate liability for any debts, obligations, or liability of the LLC except as provided in this agreement.

13. Indemnity and Exculpation. The limited liability company shall indemnify and hold harmless its members, managers, employees, officers, and agents to the fullest extent allowed by

law for acts or omissions done as part of their duties to or for the LLC. Indemnification shall include all liabilities, expenses, attorney and accountant fees, and other costs reasonably expended. No member shall be liable to the LLC for acts done in good faith.

14. Meetings. The members shall have no obligation to hold annual or any other meeting, but may hold such meetings if they deem them necessary or desirable.

15. Amendment of this Agreement. This agreement may not be amended except in writing signed by all of the members.

16. Conflict of Interest. No member shall be involved with any business or undertaking which competes with the interests of the limited liability company except upon agreement in writing by all of the members.

17. Deadlock. In the event that the members cannot come to an agreement on any matter the members agree to submit the issue to mediation to be paid for by the limited liability company. In the event the mediation is unsuccessful, they agree to seek arbitration under the rules of the American Arbitration Association.

18. Dissociation of a Member. A member shall have the right to discontinue membership upon giving thirty days notice. A member shall cease to have the right to membership upon death, court-ordered incapacity, bankruptcy or expulsion. The limited liability company shall have the right to buy the interest of any dissociated member at fair market value.

19. Dissolution. The limited liability company shall dissolve upon the unanimous consent of all the members or upon any event requiring dissolution under state law. In the event of the death, bankruptcy, permanent incapacity, or withdrawal of a member the remaining members may elect to dissolve or to continue the operation of the LLC.

20. General Provisions. This agreement is intended to represent the entire agreement between the parties. In the event that any party of this agreement is held to be contrary to law or unenforceable, said party shall be considered amended to comply with the law and such holding shall not affect the enforceability of other terms of this agreement. This agreement shall be binding upon the heirs, successors, and assigns of the members.

IN WITNESS whereof, the members of the limited liability company sign this agreement and adopt it as their operating agreement this __11th__ **day of** __October__ **,** __2019__.

DAVID RESTIANO, MEMBER   X

DANIEL STAATS, MEMBER   X _____

ALFRED COLANTONI, MEMBER   X _____

Limited Liability Operating Agreement of SORSOAP, LLC

Addendum

This addendum is made effective on 29th day of March, 2022.

3(a). Contributions. The LLC ownership capital contribution can also be expressed in units. The following is the SORSOAP,LLC ownership expressed in units.

David Restiano – 2,460,000 units
Daniel Staats -   2,040,000 units
Alfred Colantoni – 1,500,000 units

21. Voting Rights of Members. To the extent permitted by this Agreement, holders of units shall have one vote for each whole unit. Votes by Members may be cast at scheduled meetings on matters determined by the Board. Members holding units will not vote on daily operations of the business.

In witness whereof, the members of the limited liability of company sign this addendum and adopt it as there operating agreement this 29th day of March, 2022.

David Restiano, Member _____

Daniel Staats, Member _____

Alfred Colantoni, Member_____